SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    April, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------

F  O  R    .    I  M  M  E  D  I  A  T  E    .    R  E  L  E  A  S  E
      ---------------------------------------------------------------------

RELEASE  DATE: April  20,  2000
CONTACT:       Karen  Elliott,  Spectrum  -  Investor  Communications,
               604-421-5422
               Email:  Karen_Elliott@spectrumsignal.com
               Mabel  Louie,  Spectrum  - Marketing Communications, 604-421-5422
               Email:  Mabel_Louie@spectrumsignal.com


                SPECTRUM SIGNAL PROCESSING WINS RADAR CONTRACT AT
                          NORTHROP GRUMMAN CORPORATION

BURNABY, B.C., CANADA - APRIL 20, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in multiprocessing computer systems, today announced its first contract win resulting from a recently announced joint technology development agreement with Northrop Grumman Corporation (NYSE:NOC). Spectrum and Northrop Grumman have developed a new multiprocessor DSP system for next generation radar programs within Northrop Grumman's Baltimore, Maryland-based Electronic Sensors and Systems Sector (ES3). ES3 will use the new platform in its TPS-70 radar, a ground-based tactical air surveillance system, one of the first in its class that can provide simultaneous detection and tracking of both aircraft and missile targets within its surveillance range.

"The TPS-70 radar project requires a high-performance DSP system that fits in a confined space and uses very little power. Our system requires hundreds of processors to communicate within and between each other and simultaneously execute multitudes of tasks. Spectrum's APEX software resembles 'night vision' for multiprocessing systems, by providing a graphical picture of the entire system, which helps us to decrease our development time. We expect the TPS-70 radar system to be deployed worldwide, providing our global customers with unparalleled performance, reliability, and value," stated Victor Grams, Jr., ES3's Programs Engineering director.

"The TPS-70 contract represents the first of several contract opportunities we expect will evolve from our joint technology development agreement with Northrop Grumman," said Pascal Spothelfer, president & CEO. "Our strategy allows us to focus our sales effort and improves our ability to develop commercial and technological partnerships in all three of our business units. These relationships provide
                                    - more -
us with early access to our customer's design cycle and visibility into future program opportunities, which will ultimately enhance our long term revenue," he added.

Revenue figures associated with this contract were not disclosed, however Spectrum expects to deliver scores of Modena DSP systems (a 21160-based VME platform) to Northrop Grumman's TPS-70 project with their initial order. The initial order is expected to ship early in the second half of the year. The Company also anticipates that by 2002 this project will provide a strong on-going revenue stream for five to eight years.

As mentioned in a previous announcement, Spectrum negotiated a corporate pricing agreement as part of the licensing agreement with Northrop Grumman. This pricing agreement not only secures this contract but also paves the way for future contracts with other divisions within Northrop Grumman.

Northrop Grumman's Baltimore, Maryland-based Electronic Sensors and Systems Sector is a leading designer, systems integrator and manufacturer of defense electronics and systems, airspace management systems, marine systems, precision weapons, space systems, and automation and information systems.

Spectrum Signal Processing is a world leader in multiprocessing computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements that reflect the judgment of the company as of the date of this release. Actual results may differ materially from those projected and depend on the ongoing success of Northrop Grumman's TPS-70 radar program. The Company may or may not update these forward-looking statements in the future.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        April 20,2000             and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)